Exhibit 2.2

Curaleaf Launches Take-Over Bid to Acquire Aurora Cannabis, Invites Aurora Shareholders to Tender to the Bid

Formal offer and take-over bid circular filed and will be delivered to Aurora shareholders

Offer provides total implied consideration of US$4.00 per share, representing a 45% premium to Aurora’s Unaffected Share Price and a premium of 110% on an ex-cash basis to Aurora’s Unaffected Share Price

Curaleaf remains prepared to engage constructively with Aurora’s Board regarding this value-maximizing transaction

STAMFORD, Conn., August 18, 2026 -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer and medical cannabis products, today announced that it has formally commenced its previously announced proposal (the “Offer”) to purchase all of the issued and outstanding common shares of Aurora Cannabis Inc. (“Aurora”).

Under the terms of the Offer, Aurora shareholders would receive total implied consideration of US$4.00 per Aurora common share (each, a “Common Share”), comprised of 0.3463 (the “Base Exchange Ratio”) of a Curaleaf subordinate voting share (each whole share, an “Offeror Share”) plus US$0.75 in cash (the “Cash Consideration”) and based on Curaleaf’s closing share price of US$9.39 on August 10, 2026 (the day before the Company announced its intention to make the Offer). Based on Aurora’s 30-day Volume Weighted Average Price ("VWAP") (as at August 10, 2026 (the day before the Company announced its intention to make the Offer)) of US$2.75 (the “Unaffected Share Price”), the Offer implies a 45% premium to the Unaffected Share Price. Excluding the value of the cash and cash equivalents that Aurora has on its balance sheet, the Offer represents a premium of 110% to the Unaffected Share Price.

Boris Jordan, Chairman of the Board and Chief Executive Officer of Curaleaf, stated: “Today, we are putting this proposal directly in the hands of Aurora shareholders. We believe our Offer provides immediate value and a unique opportunity to participate in the upside of a larger, more diversified global cannabis platform with meaningful exposure to the growth of the U.S. market. By combining Aurora with Curaleaf, we can create the preeminent, scaled industry leader with significant opportunities for long-term growth and value creation. We believe this is a compelling opportunity for both companies and, most importantly, for shareholders.”

Curaleaf’s Offer follows multiple attempts to engage privately, constructively, and in good faith with Aurora's Board regarding a transaction designed to maximize value for shareholders. Despite these efforts, Aurora repeatedly declined to engage in any meaningful discussions regarding the proposal. Curaleaf’s proposal was formulated without the benefit of due diligence and based solely on publicly available information due to Aurora’s refusal to engage. Curaleaf remains prepared to engage constructively with Aurora to maximize value for all shareholders.

Mr. Jordan continued: “Given the reduction in Canadian medical cannabis reimbursement rates and the cancellation of German medical cannabis reimbursement, Aurora is facing significant headwinds in its two most prominent markets. These regulatory changes, coupled with consecutive quarters of underperformance, have led to a smaller, less profitable company than Aurora was when its shares traded at materially higher levels in 2025, yet the Aurora Board’s assessment of value appears to be anchored to that historical share price. Furthermore, Aurora’s shareholders have faced millions of dollars in restructuring costs and billions of dollars in write-offs, as well as continued dilution from an at-the-market equity issuance program at prices below our offer price. Curaleaf is offering Aurora shareholders the opportunity to realize meaningful value today at a significant premium, while becoming owners of the largest cannabis company in the world led by a management team that is deeply committed to long-term value creation.”

Terms of the Offer

The Offer will provide holders of Common Shares with consideration consisting of 0.3463 Offeror Shares and US$0.75 in cash for each Common Share deposited under the Offer, representing total implied consideration of approximately US$4.00 per Common Share, based on Curaleaf’s closing price of US$9.39 on August 10, 2026 (the day before the Company announced its intention to make the Offer). The Offer is subject to a maximum value per Common Share of US$5.00 (the "Cap Price"). If, on the earlier of the Expiry Time (as defined below) and the date on which all conditions to the Offer have been satisfied or waived, the 20-day VWAP of Curaleaf Shares (the "Calculation Date VWAP") is greater than C$17.05 (assuming an exchange rate for U.S. dollars of C$1.00 = US$0.72) per Offeror Share (the “Cap VWAP Price”), the number of Offeror Shares issuable for each Common Share will be determined by dividing the Cap Price of US$5.00 (less the Cash Consideration of US$0.75) by the Calculation Date VWAP, in accordance with the terms of the Offer.

The Offer will remain open for acceptance until 5:00 p.m. (Mountain Time) on December 1, 2026 (the "Expiry Time"), unless extended, varied or withdrawn in accordance with its terms. Subject to applicable securities laws, Curaleaf may extend the deposit period and, if the statutory minimum tender requirement and all other conditions of the Offer have been satisfied or waived, the Offer will be extended for a mandatory period of at least 10 U.S. Business Days. The Offer is not subject to any financing condition or due diligence condition and is subject to only customary regulatory approvals and other customary conditions, all as described in the Offer Documents (as defined below).

Full details of the Offer are contained in the formal offer and take-over bid circular and related materials (collectively, the "Offer Documents"), which have been filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission and which will be delivered to Aurora shareholders. Aurora shareholders are urged to read the Offer Documents carefully and in their entirety. The Offer Documents will also be available on Curaleaf’s website and on its profile page on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov), and Aurora shareholders are also encouraged to visit https://grow.curaleaf.com/ for additional information regarding the Offer, including the strategic rationale for the Offer, expected benefits of the combination of the two companies, FAQs, and other relevant materials.

Reasons to Tender to the Offer

Among other reasons, Aurora’s shareholders are encouraged to tender their Common Shares to the Offer because:

•	Provides Immediate and Significant Premium and Value Certainty: Aurora shareholders can immediately capture a significant premium and realize cash value today while continuing to participate in the future growth of the combined company through ongoing equity ownership – the Offer represents a 45% premium to Aurora’s Unaffected Share Price.
○	Even Higher Premium on an Ex-Cash Basis: Based on Aurora’s US$109 million of cash and equivalents (or US$1.62 per share) and assuming dollar-for-dollar value for cash, the Offer implies an ex-cash premium of 110% to the Unaffected Share Price and an ex-cash premium of 127% to the July 7, 2026 closing price, the date Curaleaf sent its initial letter of intent to Aurora.
○	Attractive Implied Valuation Relative to Peers: Based on average analyst consensus estimates, the Offer implies a CY2026E adjusted EBITDA multiple of 12.0x, more than 68% higher than the comparable Canadian peer average of 7.1x, and 58% higher than Aurora’s CY2026E adjusted EBITDA multiple of 7.6x.
○	Aurora’s Most Recent Guidance Contemplates a Smaller and Less Profitable Business: In Aurora’s most recent earnings announcements, Aurora management provided an FY2027 outlook in which they expect to generate lower revenue and lower adjusted EBITDA than the year just ended. The Offer provides Aurora shareholders with an alternative – ownership in a combined company with a growing revenue base, positive operating cash flow and downstream infrastructure that Aurora does not have.
•	Constant Restructuring and Inventory Impairment Charges Presented as Non-Recurring for Four Consecutive Years: Aurora has had inventory impairments and “business transformation” costs in each of fiscal 2024, fiscal 2025, fiscal 2026 and again in the first quarter of fiscal 2027. Over this period, Aurora has incurred almost C$150 million of “non-recurring” costs that have been excluded from its adjusted results. Charges incurred in four consecutive fiscal years are not non-recurring.

•	Aurora Has a Sustained Track Record of Value Destruction: Aurora's balance sheet as at March 31, 2026 reports share capital of C$7.0 billion offset by an accumulated deficit of C$6.4 billion. Approximately 72% of that deficit is the impairment of businesses Aurora has acquired. Between fiscal 2020 and fiscal 2026 Aurora recognized approximately C$4.65 billion of impairments in continuing operations.

•	Combine with the Global Industry Leader with Continued Participation: Through the share component of the Offer, Aurora shareholders would have the opportunity to participate in compelling industry growth alongside the established and successful track record of Curaleaf, which maintains a global cultivation footprint more than three times the size of Aurora and global production capacity almost six times that of Aurora.

•	Increased Diversification Across the Global Cannabis Value Chain: Given Curaleaf’s extensive global operations, as well as its infrastructure across all aspects of the cannabis value chain, both medical and adult-use, Curaleaf’s business is one of the most diversified cannabis companies in the world. Aurora shareholders will greatly benefit from this diversification.

•	Pro Rata Participation in Expected Synergies: Curaleaf has identified a path to at least US$40 million of annual cost synergies through optimization across corporate overhead, procurement, supply chain operations, and international infrastructure. Aurora shareholders would also benefit from potential revenue synergies from combining Aurora’s cultivation, genetics, and medical cannabis capabilities with Curaleaf’s distribution, pharmacy, clinic, and patient access footprint.

•	Improved Scale, Liquidity, Capital Markets Presence and Access to Capital: The combined company would be a larger, more diversified global cannabis platform with a pro forma market capitalization of more than US$3.0 billion, enhanced liquidity, broader investor appeal, and expanded future capital markets opportunities. As one of the largest and most diversified cannabis companies globally, the combined entity would be uniquely positioned as the premier public vehicle for blue-chip institutional and long-term investors seeking exposure to a top-tier cannabis investment opportunity – ultimately realizing a lower cost of capital than Aurora experiences today.

•	Potential for Downward Aurora Share Price Impact if the Offer is not Accepted: If the Offer is not successful, Curaleaf believes Aurora’s share price may decline toward pre-offer levels, eliminating the premium implied by the transaction.

Compelling Strategic Rationale for the Curaleaf-Aurora Cannabis Combination

Curaleaf continues to believe that a combination of the two companies would result in significant strategic and financial advantages. By combining with Curaleaf, Aurora will be able to leverage the strengths of a larger and more diversified global cannabis platform. The combined company is expected to benefit from:

•	The Creation of the Global Cannabis Champion Through Complementary Strengths: The combination would bring together two of the industry's most respected operators, creating a truly global cannabis leader with significant scale across North America, Europe and other emerging international markets. The combined company would have more than US$1.5 billion of LTM revenue and nearly US$350 million of LTM Adjusted EBITDA.

•	A Stronger Platform for Long-Term Growth: Curaleaf’s scale, profitability, capital resources, international operating platform, and extensive distribution infrastructure provide the opportunity to take Aurora’s business to the next level. Curaleaf generated approximately US$145 million of operating cash flow for the twelve-month period ended June 30, 2026 and will provide Aurora with enhanced financial flexibility to invest in organic growth initiatives and pursue strategic opportunities that will further strengthen its position in the global medical cannabis market.

•	Unlocking Full Global Potential Through Curaleaf’s Infrastructure: Aurora’s cultivation, genetics, and medical cannabis capabilities can achieve their greatest reach and impact through Curaleaf’s unmatched international infrastructure. Curaleaf’s diversified international platform provides Aurora with a unique opportunity to expand its brands, reach more patients, accelerate growth in emerging markets and capitalize on future global legalization trends through an infrastructure that would be difficult to replicate or access through any other strategic combination.

•	Participation in U.S. Cannabis Upside: Aurora shareholders would gain meaningful exposure to the world’s largest cannabis market and a series of potentially transformative U.S. regulatory and industry catalysts. Combined with the potential for broader federal legalization, federal rescheduling and increasing restrictions on hemp-derived products provide Aurora shareholders with exposure to growth opportunities that are not currently available through Aurora’s standalone international-focused strategy.

•	Leveraging Curaleaf’s Extensive Cultivation Experience: Curaleaf has significant cultivation expertise with approximately 472,000 square feet of cultivation canopy and a demonstrated track record of improving productivity, optimizing yields and reducing unit production costs. Since the first quarter of 2024, Curaleaf has increased average yields nearly 90% on a per square foot basis while reducing its cost per gram nearly 50%. Curaleaf’s proven cultivation capabilities in yield optimization, genetic innovation, per-plant productivity and cost reduction are expected to support enhanced efficiency and product quality across Aurora’s cultivation facilities.

•	Highly Experienced Management Team: Curaleaf is led by a deep, highly experienced management team with extensive expertise across cannabis, healthcare, consumer products, finance, and global operations. Founder, Executive Chairman and Chief Executive Officer Boris Jordan has continued to lead Curaleaf since its inception and has played a pivotal role in its evolution into one of the world’s leading cannabis enterprises. Curaleaf’s seasoned leadership team continues to drive operational excellence, disciplined capital allocation, and long-term value creation for shareholders, including with a strong track record on integrating acquisitions into the larger Curaleaf platform and infrastructure to drive commercial success.

o	Value Creation Through Superior Capital Allocation: Under the leadership of a management team widely regarded as among the industry’s most experienced capital allocators, the combined company is expected to be uniquely positioned to deploy capital, expand into new markets, optimize product portfolios and accelerate long-term growth in ways that neither company could achieve independently.

o	Management Heavily Invested in Curaleaf: Having been personally invested in Curaleaf since 2014, Mr. Jordan remains a significant shareholder of Curaleaf, owning shares representing an economic interest of approximately 18% and US$452 million of value. Management and other insiders collectively own shares representing an economic interest of approximately 20% and US$492 million of value.

•	The Clear Strategic Partner for Aurora: Curaleaf is uniquely positioned to execute a transaction of this scale, combining the size, operational sophistication, financial resources, and global infrastructure necessary to successfully integrate the Company’s business. Few, if any, other industry participants possess the complementary geographic footprint, international regulatory expertise and commercial platform required to maximize the value of the Company’s assets while providing a compelling path for future growth.

Conditions of the Offer

The Offer is subject to customary conditions, including: (i) there being validly deposited under the Offer, and not withdrawn, more than 50% of the outstanding Common Shares, excluding any shares held by the Offeror and other non-independent shareholders; (ii) at least 66⅔% of the outstanding Common Shares (on a fully diluted basis) having been deposited under the Offer; (iii) receipt of all required governmental and regulatory approvals; (iv) no material adverse effect having occurred in respect of Aurora; (v) Aurora's shareholder rights plan not impairing the Offer; and (vi) the absence of any legal, regulatory or other event that would prevent or materially adversely affect completion of the Offer. The Offer is also subject to the effectiveness of the registration statement under the U.S. Securities Act and other customary conditions.

Acknowledgment of Aurora Cannabis Special Committee

Curaleaf acknowledges that, as announced in a press release on August 11, 2026, the Board of Directors of Aurora has formed a Special Committee to review the Offer, and Curaleaf remains open to a dialogue whereby the parties can work toward a constructive, mutually agreeable transaction in a timely manner.

“We remain disappointed that Aurora’s management and Board have not meaningfully engaged with us on the merits of our proposal. A one-line response to an offer is not meaningful engagement – it is a dismissal – and Aurora shareholders deserve the opportunity to fully evaluate the potential benefits of this transaction,” said Mr. Jordan. “However, we are hopeful that Aurora’s Special Committee will see, as we do, that the financial and strategic rationales for a combination with Curaleaf are compelling, and that this transaction is in the best interest of Aurora shareholders. We remain available for productive conversations with the Special Committee to ensure that the benefits of the combination can be realized by the shareholders of both of our companies as soon as possible."

Advisors

Canaccord Genuity Corp. is serving as Curaleaf's financial advisor, Dentons is serving as Curaleaf's legal advisor, Kekst CNC is serving as strategic communications counsel, and Carson Proxy Advisors is serving as proxy solicitation advisor.

Shareholders with questions regarding Curaleaf’s Offer can contact Carson Proxy Advisors at 1-800-530-5189 or (+1-416-751-2066 – collect call for shareholders outside of North America) or visit https://grow.curaleaf.com.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Contacts

Media Contact

Kekst CNC

Kekst-Curaleaf@kekstcnc.com

Shareholder Contact

Carson Proxy Advisors

North American Toll Free Phone: 1-800-530-5189

Local (Collect outside North America): 416-751-2066

Email: info@carsonproxy.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of such statements under applicable securities laws. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Forward looking statements in this news release include statements regarding the terms of the Offer, the expected benefits of the Offer to the combined company and the financial and strategic benefits of the Offer noted above, synergies and efficiencies that may be achieved upon a combination of the businesses of Aurora and Curaleaf; and expectations with respect to business and geographical diversification of the combined entity. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this press release, including assumptions based upon Aurora's publicly disclosed information, and that there will be no change in the business, prospects or capitalization of Aurora or Curaleaf. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and continuous disclosure filings, which are available at www.sedarplus.ca.

Cautionary Statement Respecting Aurora Information

The information concerning Aurora contained in this press release has been taken from, or is based upon, publicly available information filed by Aurora with securities regulatory authorities in Canada prior to the date of this press release and other public sources. Aurora has not reviewed this press release and has not confirmed the accuracy and completeness of the Aurora information contained herein. Neither Curaleaf, nor any of its officers or directors, assumes any responsibility for the accuracy or completeness of such Aurora information. Curaleaf has no means of verifying the accuracy or completeness of any of the Aurora information contained in this press release.

Notice to U.S. Holders

The Offer is being made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under the U.S. federal securities laws, since the issuer is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Securityholders should be aware that the issuer may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.